Exhibit 2(d)(ii)

AMENDMENT TO ASSET SALE AGREEMENT

THIS AMENDMENT (the “Amendment”), dated February 3, 2013, to that certain Asset Sale Agreement, dated as of December 5, 2012 (the “Agreement”), by and between HARRIS CORPORATION, a Delaware corporation (the “Company”), on behalf of itself, the other asset sellers set forth on Schedule A thereto (collectively, the “Asset Sellers”), and the other stock sellers set forth on Schedule A thereto (collectively, the “Stock Sellers”; and collectively with the Asset Sellers, the “Sellers”), on the one hand, and HBC SOLUTIONS, INC. (formerly known as Gores Broadcast Solutions, Inc.), a Delaware corporation (the “Buyer”). Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the Agreement.

WHEREAS, the Buyer is of the view that in transactions similar to the Contemplated Transactions it is customary that accrued but unpaid vacation in states other than California is transferred to the buyer and that such transfer is not inconsistent with the Laws of such states that require payment of such vacation in connection with a termination of employment;

WHEREAS, the Buyer and its representatives have performed research and have obtained feedback from certain Governmental Bodies in Colorado, Illinois, Ohio and Pennsylvania (which constitute the states with the most significant population of U.S. Employees), with the result of which being that the Buyer is of the view that, for U.S. Employees whose place of employment is designated as outside the state of California, accrued but unpaid vacation pay is not required to be paid in connection with such employee’s transfer of employment to the Buyer or one of its Affiliates in connection with the Contemplated Transactions, but instead may be transferred to the Buyer and/or its Affiliates;

WHEREAS, the Company is relying on the foregoing in agreeing to the matters set forth herein; and

WHEREAS, the parties hereto desire to modify and amend the Agreement in respect of the foregoing and as hereinafter set forth to address certain matters relating to the Business, the Agreement and the transactions contemplated thereby, pursuant to Section 13.8 thereof.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1

THE AMENDMENTS

1.1 Amendment to the Definition of Closing Working Capital Liabilities.

(a) The definition of “Closing Working Capital Liabilities” in Section 1.1 of the Agreement is hereby amended by inserting immediately after the first occurrence of “December 28, 2012” therein the following:

(except to the extent such Liabilities are paid or payable with respect to the termination of employment of the employees set forth on Schedule 1.1(k), which Liabilities shall be Excluded Liabilities, not Assumed Liabilities)

(b) The definition of “Closing Working Capital Liabilities” in Section 1.1 of the Agreement is hereby further amended by inserting immediately after the second occurrence of “December 28, 2012” therein the following:

(but including such Liabilities that are paid or payable with respect to the termination of employment of the employee set forth on Schedule 1.1(l), which Liabilities shall be Assumed Liabilities)

(c) The definition of “Closing Working Capital Liabilities” in Section 1.1 of the Agreement is hereby further amended by inserting the following at the end of the first sentence thereof:

; provided, further, that, to the extent the Company pays in cash, on or after the Initial Closing Date but within ten (10) Business Days after the US Employment Commencement Date, any amounts with respect to Liabilities for (i) the accrued and unused vacation pay, sick leave, personal business leave, floating holiday or paid time off benefits of the Transferred U.S. Employees whose place of employment is designated as California, as estimated on Schedule 1.1(m), (ii) accrued and unused vacation pay for the U.S. Employees set forth on Schedule 1.1(n) for that portion of accrued vacation that is in excess of 200 hours for each such U.S. Employee as of the US Employment Commencement Date, such portion with respect to each such U.S. Employee as estimated on Schedule 1.1(n), and (iii) the accrued and unused floating holiday benefits of the Transferred U.S. Employees whose place of employment is designated as Alaska or New Jersey, as estimated on Schedule 1.1(o), the accrual for such amounts set forth in the foregoing clauses (i), (ii) and (iii) included in Closing Working Capital Liabilities shall be reduced by the aggregate amount of any such cash payments (without duplication) made by the Company.

(d) The Agreement is hereby amended by adding as Schedules 1.1(k), 1.1(l), 1.1(m), 1.1(n) and 1.1(o) thereto the
Schedules. 1.1(k), 1.1(l), 1.1(m), 1.1(n) and 1.1(o) respectively, attached hereto.

1.2 Amendment to the Definition of Specified Transferred Companies. The definition of “Specified Transferred Companies” in Section 1.1 of the Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

“Specified Transferred Companies” means (i) Harris Communications Systems (Ireland) Limited, (ii) Harris Software Systems Pte. Ltd., (iii) Harris BG-COM International Communications, LLC, (iv) Harris Communications International India Private Limited and (v) Harris Communications CIS Limited Liability Company.

1.3 Amendment to Schedule 1.1(g). Schedule 1.1(g) to the Agreement is hereby amended to add the person set forth on Schedule 1.1(g) attached hereto.

1.4 Amendment to Schedule 1.1(h). Schedule 1.1(h) to the Agreement is hereby deleted in its entirety and Schedule 1.1(h) attached hereto is inserted in lieu thereof.

1.5 Amendment to Schedule 1.1(i). Schedule 1.1(i) to the Agreement is hereby amended to add the item set forth on Schedule 1.1(i) attached hereto.

1.6 Amendment to Schedule 2.1(o). Schedule 2.1(o) to the Agreement is hereby amended to add the Domain Name and related information set forth on Schedule 2.1(o) attached hereto.

1.7 Amendment to Schedule 2.2(k). Schedule 2.2(k) to the Agreement is hereby amended by deleting item 5 thereof in its entirety and replacing it with item 5 set forth on Schedule 2.2(k) attached hereto.

1.8 Waiver of Notice. Each of the parties hereby waives its right to the notice required to be provided by the other party pursuant to the penultimate sentence of Section 3.2(a) of the Agreement.

1.9 Amendment to Schedule 3.8. Schedule 3.8 to the Agreement is hereby deleted in its entirety and Schedule 3.8 attached hereto is inserted in lieu thereof.

1.10 Amendment to Schedule 4.10(c). Schedule 4.10(c) to the Agreement is hereby amended to add to subsection (ii) thereto the matter as set forth on Schedule 4.10(c) attached hereto.

1.11 Amendment to Schedule 4.14(a). Schedule 4.14(a) to the Agreement is hereby amended to add thereto the UK Employee as set forth on Schedule 4.14(a) attached hereto.

1.12 Employee Leasing.

(a) Section 6.1(a) of the Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a) Transfer and Certain Terms and Conditions of Employment. The Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) shall offer or provide employment to each U.S. Employee who remains employed by the Company or a Subsidiary at the Initial Closing Date, and at the Initial Closing Canada Newco shall continue the employment of each Transferred Canadian Employee who remains employed by Canada Newco at such time, in each case, with substantially comparable terms and conditions of employment, including the same rate of base salary, wages or other base compensation, the same target bonus opportunity and substantially comparable aggregate employee benefits to those in effect for each employee immediately prior to the Initial Closing Date (other than with regard to equity, retiree medical or defined benefit pension plan benefits for U.S. Employees or retiree medical or defined benefit pension plan benefits for Canadian Employees). In the case of each Employee listed on Schedule 6.1(a) (the “Specified Employees”), the offer, provision or continuation of employment by the Buyer or its Affiliate must meet the criteria of Substantially Equivalent Employment. Any offers or provision of employment to the U.S. Employees shall provide for employment commencing as of February 9, 2013 or such later date as the parties shall agree if the Initial Closing does not occur on or prior to February 8, 2013 (such commencement date, the “US Employment Commencement Date”), except (i) as provided in Section 6.3 with respect to a U.S. Employee who is a Sponsored Employee whose visa or work permit lawfully cannot be transferred or granted to the Buyer or its Affiliate as of the US Employment Commencement Date, (ii) with respect to offers or provision of employment to the U.S. Employees identified on Exhibit A (the “Identified Employees”) to the Employee Lease Agreement to be entered into by the parties on the Initial Closing Date (the “U.S. Employee Lease Agreement”), which shall provide for employment commencing as of the Initial Closing Date, or (iii) with respect to any offers or provision of employment to any U.S. Employee on an approved short or long term disability or workers’ compensation leave of absence as of the US Employment Commencement Date (each, a “U.S. Leave Employee”), which shall provide for employment commencing as of the date that such U.S. Leave Employee returns to active employment; provided that such U.S. Leave Employee returns to active employment within six months following the Initial Closing Date. During the period between the Initial Closing Date and the day immediately prior to the US Employment Commencement Date, the U.S. Employees that will commence employment with the Buyer or its Affiliate on the US Employment Commencement Date shall provide services to the Buyer or its Affiliate pursuant to the terms of the U.S. Employee Lease Agreement. The Buyer shall communicate with the Company prior to the extension of employment offers with respect to communicating employment offers to the U.S. Employees. Sellers shall not interfere with the Buyer’s extension of employment offers to Employees and shall direct their officers and directors, and those of their Affiliates, and any Specified Employee who remains employed at the Initial Closing, not to discourage Employees from accepting offers of employment and transfers to the Buyer or one of its Affiliates. Each U.S. Employee who accepts such offer of employment with the Buyer or an Affiliate of the Buyer and becomes an employee of the Buyer or an Affiliate of the Buyer, and each U.S. Employee who otherwise becomes an employee of the Buyer or an Affiliate of the Buyer in accordance with this Agreement, is referred to as a “Transferred U.S. Employee.” In no event shall a U.S. Employee become a Transferred U.S. Employee for purposes of this Agreement until such employee begins employment with Buyer or any of its Affiliates. With respect to U.S. Leave Employees, Sponsored Employees and Canadian Employees, all references to the “Initial Closing” or “Initial Closing Date” in this Agreement, except in this Section 6.1(a), the first sentence of Section 6.1(b), Section 6.1(g) and Section 6.1(k), shall refer to the date on which a U.S. Leave Employee, a Sponsored Employee or a Canadian Employee becomes a Transferred U.S. Employee or a Transferred Canadian Employee, respectively. Effective as of the US Employment Commencement Date (or in the case of an Identified Employee, effective as of the Initial Closing Date), the Company’s or applicable Asset Seller’s employment of each U.S. Employee other than a U.S. Leave Employee or Sponsored Employee whose visa or work permit lawfully cannot be transferred or granted to the Buyer or its Affiliate as of the US Employment Commencement Date, shall cease and, except with respect to a Contract for employment that is an Assumed Plan, the Buyer will not assume any Contracts for employment of any U.S. Employee. The Sellers shall be responsible for all salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations (including all related Taxes and social insurance costs), relating to Transferred U.S. Employees to the extent that any such payment obligation accrues prior to their separation from employment with the Company or applicable Asset Seller and relating to Transferred Canadian Employees to the extent that any such payment obligation accrues prior to the Initial Closing Date (but with respect to Transferred U.S. Employees during the period following the Initial Closing, subject to the parties entering into the U.S. Employee Lease Agreement); provided that to the extent any of the foregoing is included in the Closing Working Capital then such obligations shall be assumed by the Buyer and constitute Assumed Liabilities. For the purpose of the preceding sentence, and for the avoidance of doubt, “salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations” shall exclude (i) any severance or similar obligation for which the Buyer or its Affiliates have responsibility or Liability pursuant to Section 6.1(b) or by operation of applicable Law and which is not an Excluded Employee Liability and (ii) any vacation and other pay for which the Buyer or its Affiliates have responsibility or Liability pursuant to Section 6.1(j).

(b) The fourth sentence of Section 6.1(c) of the Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

Effective at the separation from employment with the Company or applicable Asset Seller of a Transferred U.S. Employee, such Transferred U.S. Employee shall cease to participate, contribute or accrue benefits in the Company Retirement Plan and effective as of the Initial Closing Date, the Transferred Canadian Employees shall cease to participate, contribute or accrue benefits in the Benefit Plans that provide for retirement savings, such as registered retirement savings plans, deferred profit sharing plans or similar arrangements, that are sponsored or maintained by any Seller or Transferred Company in connection with the Transferred Canadian Employees (the “Seller Canadian Retirement Plans”).

(c) Section 6.1(d) of the Agreement is hereby amended to add the following sentence at the end thereof:

Notwithstanding the foregoing, in the case of Transferred U.S. Employees, the reference to “the Initial Closing Date” in the immediately preceding sentence shall be deemed to refer to close of business on the date the Transferred U.S. Employee separates from employment with the Company or applicable Asset Seller and all other references to “the Initial Closing Date” in the foregoing provisions of this Section shall be deemed to refer to the US Employment Commencement Date.

(d) Section 6.1(e) of the Agreement is hereby amended by replacing all references to “the Initial Closing Date” set forth therein with “the date the Transferred U.S. Employee separates from employment with the Company or applicable Asset Seller.”

(e) Section 6.1(f) of the Agreement is hereby amended by replacing all references to “the Initial Closing Date” set forth therein with “the US Employment Commencement Date.”

1.13 Amendment to Section 6.1(i). Section 6.1(i) of the Agreement is hereby amended to add the following sentence at the end thereof:

Notwithstanding the foregoing, in the case of Transferred U.S. Employees, the references to the “applicable Closing Date” in this Section 6.1(i) shall be deemed to refer to the date the Transferred U.S. Employee separates from employment with the Company or applicable Asset Seller.

1.14 Amendment to Section 6.1(j). Section 6.1(j) of the Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

(j) Vacation. Effective as of the date that each Transferred Employee becomes employed by the Buyer or its Affiliate, except as otherwise required by applicable requirements of Law, the Asset Sellers’ and Transferred Companies’ obligations and Liability with respect to the accrued and unused vacation days of the Transferred Employees, with the exception of any such obligations and Liability for (i) Transferred U.S. Employees whose place of employment is designated as California and (ii) U.S. Employees set forth on Schedule 1.1(n), but solely with respect to the portion of accrued and unused vacation for each U.S. Employee set forth on Schedule 1.1(n) that exceeds 200 hours as of the US Employment Commencement Date, shall be transferred to and assumed by the Buyer and its Affiliates, and the Buyer and its Affiliates shall recognize and provide all such unused vacation and pay; provided that such unused vacation pay is included in the Closing Working Capital. Notwithstanding anything to the contrary contained herein, with respect to the Transferred U.S. Employees whose place of employment is designated as outside of California, the Buyer and its Affiliates shall promptly pay to an employee such employee’s accrued and unused vacation pay (as determined as of the date that the employee separates from employment with the Company, less any amount(s) used by such employee following such date), if either (i) such payment is required pursuant to definitive written guidance issued by an applicable Governmental Body, (ii) an applicable Governmental Body makes a demand for such payment or institutes enforcement proceedings for such payment or (iii) a bona fide written claim is made, by such employee or an applicable Governmental Body on behalf of such employee, claiming that such payment is required by applicable Law. On or after the date that each Transferred U.S. Employee separates from employment with the Company or applicable Asset Seller, the Sellers will pay to each such employee whose place of employment is designated as California an amount in satisfaction of the balance of that Employee’s accrued and unused vacation days (as determined as of the date that the employee separates from employment with the Company), less all applicable withholdings, and will pay to each U.S. Employee set forth on Schedule 1.1(n) an amount in satisfaction of the portion of his or her accrued and unused vacation that exceeds 200 hours as of the US Employment Commencement Date, less applicable withholdings.

1.15 Amendment to Section 7.5. Section 7.5 of the Agreement is hereby amended by inserting the following at the end of such Section 7.5:

(c) Notwithstanding any provision in this Agreement to the contrary, including Section 3.2(d) and this Section 7.5, the Company and its Affiliates may, on or after the Initial Closing, (i) cause any Transferred Company, which has not been transferred to the Buyer (or its applicable Affiliate) in a Closing, to distribute to the Company or any of its Affiliates any cash resulting from, based upon or arising out of, on or after the Initial Closing and not included in Cash, the assets, properties and rights of such Transferred Company that are not primarily used (or primarily held for use) in the Business or that constitute an Excluded Asset, including cash from the business operations thereof and cash paid in respect of the sale, grant, transfer or assignment thereof pursuant to Section 7.6 and (ii) cause any Specified Transferred Company, which has not been transferred to the Buyer (or its applicable Affiliate) in a Closing, to distribute to the Company or any of its Affiliates any Excess Cash not distributed on or prior to the Initial Closing; provided, that, in each case, (A) all such distributions shall be conducted in compliance with all applicable Laws and Contracts and (B) all Liabilities resulting from such distributions shall be considered Excluded Liabilities.

1.16 Amendment to Schedule 7.5. Schedule 7.5 of the Agreement is hereby amended by inserting at the end thereof a reference to “The actions contemplated in the fourth row of Section F of Schedule I to the Transition Services Agreement”.

1.17 Canada Newco. Section 7.7 of the Agreement is hereby amended by deleting “Laws of Alberta” from the first sentence thereof and inserting “Laws of British Columbia” in lieu thereof. Section 7.7 of the Agreement is hereby further amended by inserting the following at the end thereof: “The Buyer shall not, and shall cause its Affiliates not to, permit or cause an amalgamation, merger, consolidation or other combination of Canada Newco with any other Person within three Business Days after the Initial Closing.”

1.18 Section 7.9 and Transition Services Agreement. The Transition Services Agreement (including any schedules, exhibits, annexes and other attachments thereto) may delay the obligations of the parties under Sections 7.9(a) and 7.9(b) of the Agreement with respect to the termination of existing or arrangement or issuance of replacement letters of credit and surety bonds for a period of up to 90 days after the Initial Closing.

1.19 Amendment to Section 7.15. Section 7.15 of the Agreement is hereby amended by inserting the following at the end of such Section 7.15: “; provided, however, that, with respect to Harris Communications Systems (Ireland) Limited, if at the end of such ninety (90) day period the Buyer and its Subsidiaries have been unable to cause the Excess Cash (or any portion thereof) held by Harris Communications Systems (Ireland) Limited as of the Subsequent Closing applicable to the Ireland Asset Class to be legally distributed to the Buyer as contemplated by this Section 7.15, the Buyer will pay to the Company (x) the amount of such Excess Cash minus (y) the aggregate amount of all Taxes, out-of-pocket costs and expenses (to the extent not previously reimbursed by the Company) incurred or to be incurred by the Buyer or any of its Subsidiaries as a result of such payment of such Excess Cash to the Company”.

1.20 Trapped Cash. Section 9.2(f) of the Agreement is hereby amended by deleting “sixty (60) days” from subsection (ii) thereto and inserting “ninety (90) days” in lieu thereof.

1.21 Amendment to Schedule 11.1(g). Schedule 11.1(g) of the Agreement is hereby amended as set forth on Schedule 11.1(g) attached hereto.

1.22 Transferred Amounts. Section 11.2 of the Agreement is hereby amended by inserting the following at the end of such Section 11.2:

(e) the transfer to the Buyer or one of its Affiliates of any accrued and unused vacation of the Transferred U.S. Employees pursuant to Section 6.1(j) hereof.

1.23 Section 7.11 and Harris Communications (Austria) GmbH. The parties hereby agree that, notwithstanding the provisions in Section 7.11 of the Agreement, to the extent not completed prior to the Initial Closing Date, the Company shall contribute, promptly after the Initial Closing Date, to the capital of Harris Communications (Austria) GmbH (“Harris Austria”) an amount equal to the Indebtedness of Harris Austria that is payable to the Company in the outstanding principal amount of approximately $1.1 million. The parties further agree that any Liabilities (which, for the avoidance of doubt, includes Taxes, costs and expenses) resulting or arising from such contribution shall be considered Excluded Liabilities for all purposes under the Agreement.

ARTICLE 2

GENERAL PROVISIONS

2.1 Rules of Construction. The interpretation and construction provisions contained in Section 1.3 of the Agreement are incorporated herein by reference. For the avoidance of any doubt, all references in the Agreement to “this Agreement” will be deemed to be references to the Agreement as amended by this Amendment.

2.2 Effect of Amendment. Except as amended hereby and set forth above, the Agreement will continue in full force and effect.

2.3 Governing Law. The internal laws of the State of New York (without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Amendment, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom.

2.4 Counterparts. The parties may execute this Amendment in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Amendment is effective upon delivery of one executed counterpart from each party to the other party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

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IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto on the day and year first above written.

HARRIS CORPORATION

By:	/s/ Gary L. McArthur
Name:	Gary L. McArthur
Title:	Senior Vice President and Chief Financial Officer

HBC SOLUTIONS, INC.

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	President and Secretary

Signature Page to Amendment to Asset Sale Agreement